SINOCOM PHARMACEUTICAL, INC.

Room 3, 21/F Far East Consortium Building

121 Des Voeux Road

Central, Hong Kong

October 13, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC   20549

RE:

Sinocom Pharmaceutical, Inc

Registration Statement on Form S-1 (File No. 333-173941)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sinocom Pharmaceutical, Inc, a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, (Registration No. 333-173941), together with all exhibits thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Commission on May 5, 2011.

The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the best interest of the Company or its stockholders to proceed.  No securities have been sold under the Registration Statement or in connection with the offering.  The Company requests that the Commission consent to this request on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Company requests, in accordance with Rule 457 (p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for offset against the filing fee for any future registration statement.

Please send copies of any written order granting withdrawal of the Registration Statement to the undersigned, with a copy by facsimile (303-494-6309) to the Company’s counsel, Gary S. Joiner, of Frascona, Joiner, Goodman and Greenstein, P.C.   If you have any questions regarding this matter, please contact Gary S. Joiner, at 303-494-3000.

Very  Truly Yours,

SINOCOM PHARMACEUTICAL, INC.

/s/ Tuck Wing Pang

Tuck Wing Pang

Director,

Chief Financial Officer